                                                                    EXHIBIT 99.2

---------------------------------------PR NEWSWIRE INVESTORFAX

                     OzEmail Reports First Quarter Results

       Announces purchase of Brisbane ISP and Web Hosting Business and
                  Addition of Three New Interline Affiliates.

        Sydney, Australia, May 13, 1998. /PRNewswire/ -- OzEmail Limited (Nasdaq: OZEMY), the leading provider of comprehensive Internet services in Australasia, today released its results for the first quarter ended March 31, 1998.

        Revenues for the first quarter of 1998 were A$22,032,000
(US$14,550,000), an increase of 104.9% over 1997 first quarter revenues of A$10,752,000 (US$8,434,000). The growth in revenues is primarily attributable to the November 1997 acquisition of Access One and increased residential and enterprise revenue from OzEmail's Australian Internet connectivity business.

        During the quarter, OzEmail realized recurring savings of approximately A$750,000 related to fixed telecommunications charges. These savings were offset by an increase in operating expenses related to the ongoing product development and marketing of the Company's Interline Internet telephony business. As a result of these expenses, the loss before interest, taxation, depreciation and amortisation for the first quarter of 1998 was A$923,000 (US$610,000), compared to earnings before interest, taxation, depreciation and amortisation of A$427,000 (US$335,000) for the first quarter of 1998. The net loss for the quarter was A$4,271,000, or A$0.38 per share (US$2,821,000 or US$0.25 per share) compared to a net loss of A$316,000 or A$0.03 per share (US$248,000 or US$0.02 per share).

        "We strengthened our core Internet business in the quarter with the purchase of Camtech Internet Services and the integration of our Access One purchase," said OzEmail Chief Executive Officer Sean Howard. "With our growing number of subscribers, recently announced flat rate pricing and cost-reducing satellite and cable agreements, we remain strongly positioned as the leading ISP in Australia. I am also pleased to announce today that the Company has entered into a definitive agreement to acquire a majority interest in PowerUp Pty Ltd, Brisbane's largest ISP and the operator of WebCentral Pty Ltd, one of Australia's largest web hosting businesses."

        The consideration for the purchase is approximately A$2 million, with the exact terms of the transaction subject to due diligence and completion within the next three months. As part of the agreement, OzEmail has taken first option over the remaining share of the business, the terms of which are subject to performance targets. The principals of PowerUp and WebCentral will retain management responsibility with OzEmail supporting the expansion of the hosting business nationally through its extensive sales teams and internationally.

        OzEmail's Internet telephony business -- Interline -- today announced that it has signed affiliates in the Netherlands, People's Republic of China and South Africa. The consortium of Interline affiliates recently met in Sydney for three days, with representatives of more than 22 countries attending. During the quarter, OzEmail repurchased the 40% ownership in Interline from Metro AG to regain direct control over the management of the Interline affiliates.

                                    (more)

        "These affiliate additions and strategic moves in the quarter demonstrate our strategy to continue expanding the Interline business to take advantage of the rapidly developing Internet telephony market," added Mr. Howard.

        Other recent highlights include:

        * Launch of "OzMegaSaver" plan with flat rate pricing of A$44.95 per month
        * Introduced category-based search facility with ANZWERS LookSmart partnership
        * Launch of online music market with Chaos MultiMedia
        * Introduced online company and land title searches with Australian Business Research


        In this news release, references to "US$" are to United States dollars and references to "A$" are to Australian dollars. Amounts for quarterly results and full year results are translated into US$ for convenience at the exchange rate prevailing at the end of each quarter and at the end of each full year, respectively. The exchange rates between the U.S. dollar and the Australian dollar were $0.7844 and $0.6604 (expressed in U.S. dollar / Australian dollars) at March 31, 1997 and 1998, respectively.

        About OzEmail

        OzEmail is the leading provider of comprehensive Internet services in Australia. The Company's Internet services are designed to meet the different needs of its residential and enterprise customers ranging from low cost dial up to high performance, continuous access services integrating the Company's ISDN offering and consulting expertise.

        Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may differ materially from actual future events or results. The future performance of the Company involves risks and uncertainties that could cause actual results to differ markedly from those anticipated by such forward-looking statements. Such risks include but are not limited to the following: a limited operating history for the Company; potential fluctuations in operating results; competition; pricing pressure; dependence on third-party suppliers of hardware and software; shortage of modems; dependence on telecommunications carriers; management of growth; limited market; a need for and risks of international expansion; the existence of a new and uncertain market; customer retention issues; rapid technological change; security risks; the risk of system failure; formal licensing and joint marketing agreements; patents and proprietary rights; infringement claims; changes in government regulation; risks associated with providing content including potential liability; dependence on key personnel and need to hire additional qualified personnel; uncertainty of currency exchange rates; need for additional capital; enforceability of civil liabilities; antitakeover impact of Australian foreign investment restrictions; control of the Company by the Board of Directors; and possible volatility of ADS price. For a more complete description of certain of such risks and uncertainties, we refer you to the documents that the Company has filed from time to time with the Securities and Exchange Commission ("SEC") including its registration statement on Form F-1 dated May 28, 1996, its 1996 Form 10-K dated March 31, 1997, and its Form 10-Qs dated August 13, 1996, November 14, 1996, May 8, 1997, August 13, 1997, and November 14, 1997.

                                    (more)

                                OzEmail Limited

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                     (In thousands, except per share data)
                                  (Unaudited)


                                                      Three Months Ended
                                                           March 31,

                                                    1997               1998

Net revenues                                     A$10,752            A$22,032

Costs and expenses:
Cost of revenues - network
 operations and support                             3,166               5,934
Cost of revenues -
 communications and other                           3,447               9,566
Sales and marketing                                 2,759               4,758
Product development                                 1,671               1,516
General and administrative                          1,442               4,239
Amortization of goodwill and
 other intangibles                                     --               1,130
Total costs and expenses                           12,485              27,143

Income (loss) from operations                      (1,733)             (5,111)

Other income (expense):
 Foreign exchange loss                                  4                 (85)
 Interest income                                      555                 498
 Other income, net                                    941                 141
 Interest expenses                                    (11)               (176)

Income (loss) before provision for income
 taxes and minority equity interest                  (244)             (4,733)
Income tax benefit (expense)                          (72)                462
Less: Minority equity interest                         --                  --
Net loss                                             (316)             (4,271)

Basic loss per ADS                               A$ (0.03)           A$ (0.38)
Diluted loss per ADS                             A$ (0.03)           A$ (0.38)
Basic loss per Ordinary Share                    A$(0.003)           A$ (0.04)
Diluted loss per Ordinary Share                  A$(0.003)           A$ (0.04)
Weighted average Ordinary Shares
 and share equivalents
  basic                                           103,500             114,072
  diluted                                         103,500             114,072
                                     (more)

                                OzEmail Limited
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                       (In thousands, except share data)
                                  (Unaudited)

                                                      December 31,     March 31,
                                                         1997            1998
ASSETS
Current assets:                                         A$51,614       A$37,351
Cash and cash equivalents
Accounts receivable - trade,
 net of allowances of A$889
 and A$1,470, respectively                                 8,427         17,188
Receivable from shareholder                                   32             --
Other receivables                                          2,331          2,424
Other current assets                                       2,520          2,444
Total current assets                                      64,924         59,407

Plant and equipment, net                                  27,179         26,837
Non-current investments                                    1,559          1,535
Goodwill and other intangibles                            19,839         21,799
Net deferred tax assets                                      285            903
                                                       A$113,786      A$110,481
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable                                       A$ 19,936      A$ 24,222
Due to shareholder                                            --              3
Deferred consideration                                     4,407          4,407
Current portion of financing -
 lease liability                                           3,836          4,575
Current portion of financing -
 short term loan                                           2,043          2,043
Accrued expenses and other liabilities                     7,513          2,792
Deposits under agreements with Metro                      18,686         18,686
Income taxes payable                                       3,776          3,932
Total current liabilities                                 60,197         60,660

Non-current portion of
 financing - lease liability                               4,423          3,913
Total liabilities                                         64,620         64,573

Commitments and contingencies (Note 8)
Shareholders equity
Ordinary Shares, A$0.004 par
 value; 1,250,000,000 shares
 authorized: 111,000,010 and
 115,436,250 shares issued and
 outstanding, respectively                                   444            462
Additional paid-in capital                                64,636         68,495
Retained losses                                          (15,916)       (20,187)
Dividends                                                     --         (2,858)
Cumulative foreign currency
 translation adjustment                                        2             (4)
                                                          49,166         45,908
                                                       A$113,786      $A110,481
SOURCE OzEmail Limited
  -0-                   05/13/98
  /CONTACT:  Sean Howard - Sydney, Australia, 612,9433-2400, or Todd
Friedman - San Francisco, 415-296-7383, both of OzEmail Limited/
  (OZEMY)


                                                                             E-7